EXHIBIT 99.3

For Immediate Release	Date: October 24, 2023
23-60-TR

Teck Provides Update on QBME Regulatory Application

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) noted that today, following recent receipt of feedback from regulators, it has withdrawn the environmental permit application for the Quebrada Blanca Mill Expansion (“QBME”) project to allow time to consider this feedback, better understand the full capability of QB, and submit a revised permit application.

This is part of the ongoing regulatory process, and withdrawing now will allow time to incorporate regulatory feedback and to further optimize the scope of the project. Submission of a revised application would add approximately 12 months to the overall regulatory process from the date of submission. Teck does not anticipate a sanction decision on QBME prior to completion of ramp up and assessment of the full capability of the existing QB asset and receipt of regulatory approval.

The QBME project is a proposed future expansion which would increase QB’s throughput, leveraging existing tailings and other infrastructure with minimal additional footprint.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by the use of words such as "expects", "intends", "is expected", "potential" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur, or be achieved. Forward-looking statements include statements regarding our expectations for and timing of the permitting and sanctioning processes for the QBME project and expectations for and the ramp up and assessment of the capability of the existing QB asset.

The forward-looking statements in this press release are based on assumptions regarding our business, including our operational and sustainability performance, and general economic conditions, and assumptions that the QBME project is permitted, constructed, sanctioned, commissioned, and operated in accordance with current expectations and on the timeline currently anticipated, assumptions that the current QB asset will continue to ramp-up and operate as we currently expect; among other matters. Assumptions regarding QB include current project assumptions, including those contained in the final feasibility study. The foregoing list of assumptions is not exhaustive. Forward-looking statements involve known and unknown risks, uncertainties, and other factors, which may cause the actual results, performance, or achievements to be materially different from any future results. Factors that may cause actual results to vary include, but are not limited to, our ability to progress permitting as currently anticipated or at all, government action or delays in the receipt of government approvals, inability to address concerns regarding permits or environmental impact assessments, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources); unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, industrial disturbances or other job action, adverse weather conditions, unanticipated events related to health, safety and environmental matters); labour disputes; changes in tax or royalty rates; impact of COVID-19 and related mitigation protocols; political risk; social unrest; and changes to or further deterioration in general economic conditions; and other risk factors as detailed from time to time in Teck's reports filed with Canadian securities administrators and the U.S. Securities and Exchange Commission.

Certain of these risks are described in more detail in the annual information form of Teck and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

About Teck
As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc, and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Investor Contact
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Teck Media Contact
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

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